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                              January 24, 2024

       Koon Kiat Sze
       Chief Executive Officer
       SKK Holdings Limited
       27 First Lok Yang Road
       Singapore 629735

                                                        Re: SKK Holdings
Limited
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted January
17, 2024
                                                            CIK No. 0001991261

       Dear Koon Kiat Sze:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS F-1 submitted January 17, 2024

       Cover Page

   1. Please disclose here and under Risk Factors on page 26, the number of shares the selling shareholders are
offering for resale. Also clarify under Underwriting on page 116, that the resale shares are not
locked up.
       General

   2. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438
of Regulation C under the Securities Act.
 Koon Kiat Sze
SKK Holdings Limited
January 24, 2024
Page 2

       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameKoon Kiat Sze
                                                         Division of
Corporation Finance
Comapany NameSKK Holdings Limited
                                                         Office of Real Estate
& Construction
January 24, 2024 Page 2
cc:       David L. Ficksman
FirstName LastName